Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges on a consolidated basis for each of the periods indicated. For the purposes of computing the ratio of earnings to fixed charges, earnings are defined as income before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest) and the portion of rental expense that is representative of the interest factor.

	For the Year Ended December 31,
	2014	2013	2012
Earnings:
Income (loss) before income taxes	$(149)	$(61)	$1,008
Fixed charges	139	140	66
Capitalized interest	(3)	(5)	(2)
Total earnings (loss)	$(13)	$74	$1,075

Fixed Charges:
Interest expense	$124	$122	$53
Amortization of deferred debt issuance costs and discounts on debt	10	9	10
Rental expense representative of interest factor (1)	2	4	4
Capitalized interest	3	5	2
Total fixed charges	$139	$140	$69
Ratio of earnings to fixed charges	—	1	16

(1)	Relates to the financing leases in South Africa.